FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2005


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X Form 40-F __

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes___ No X
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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Diana Shipping Inc. (the "Company") on July 6, 2005 announcing the time charter of the Clio, one of the Company's Panamax dry bulk carriers, to Deiulemar Shipping for a period of approximately 22 days commencing on or around July 18, 2005.

                                                                Exhibit 1
                                                                ---------

                             Corporate Contact:
                             Ioannis Zafirakis
                             Director and Vice-President & Secretary
                             Telephone: + 30-210-947-0100
FOR IMMEDIATE RELEASE
                             Investor and Media Relations:
                             Edward Nebb
                             Euro RSCG Magnet
                             Telephone: + 1-212-367-6848

                          DIANA SHIPPING INC. ANNOUNCES
                            NEW TIME CHARTER CONTRACT

          ATHENS, GREECE, July 6, 2005 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, announced today that it has entered one of its Panamax dry bulk carriers, the Clio, into a time-charter contract with Deiulemar Shipping for a period of approximately 22 days, estimated to begin July 18, 2005, at a gross rate of $18,000 per day plus a $200,000 one-time payment. Applying the above mentioned one-time payment to this fixture, and based on the estimated duration of 22 days, the effective gross time charter rate per day increases by approximately $9,000 to approximately $27,000. The Clio is a Panamax dry bulk carrier of 73,691 dwt built in China in 2005.

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc. completed its initial public offering of common stock on March 23, 2005.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Diana Shipping Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Diana Shipping Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Diana Shipping Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by Diana Shipping Inc. with the US Securities and Exchange Commission.

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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                DIANA SHIPPING INC.
                                                    (registrant)

Dated: July 6, 2005                         By:  /s/ Anastassis Margaronis
                                                --------------------------
                                                 Anastassis Margaronis
                                                 President



23159.0002 #584750